AB 3/11/06

19 3/16

SEC MAIL RECEIVED PROCESSING
FEB 27 2006
WASH, D.C. 199 SECTION

SECUI[...]SION

06004463

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27617

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Auto Club Funds, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Auto Club Drive
(No. and Street)

Dearborn (City) MI (State) 48126 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Margaret A. Scheske (313) 336-9002
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

One Detroit Center, 500 Woodward Ave., Suite 1700, Detroit, MI 48226
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 26 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Margaret A. Scheske, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Auto Club Funds, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PAMELA H. PATES
Notary Public, Wayne County, Michigan
My Commission Expires September 25, 2008

Margaret A Scheske
Signature

AVP and Controller
Title

Pamela H. Pates
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Securities and Exchange Commission

Washington, D.C.

Annual Audited Report

Dated--December 31, 2005

Auto Club Funds, Inc.
(Name of Respondent)

1 Auto Club Drive, Dearborn, Michigan 48126
(Address of principal executive office)

Gary S. Dick
Secretary & Treasurer
Auto Club Funds, Inc.
1 Auto Club Drive
Dearborn, Michigan 48126
(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

Auto Club Funds, Inc.
Financial Statements
Schedules and Supplementary Information

December 31, 2005

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 1700
500 Woodward Avenue
Detroit, Michigan 48226-5495

Phone: (313) 628-7100
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholder
Auto Club Funds, Inc.

We have audited the accompanying statement of financial condition of Auto Club Funds, Inc. (the Company) as of December 31, 2005, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Auto Club Funds, Inc. at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 2, 2006

Auto Club Funds, Inc.
Statement of Financial Condition

December 31, 2005

Assets	
Cash	$ 73,906
Securities owned	
Marketable	360,746
Not readily marketable	23,440
Accrued investment income	318
Federal income taxes due from parent	25,000
Prepaid expenses	503
Total Assets	$ 483,913
Liabilities and Stockholder's Equity	
Liabilities	
Accounts payable	$ 10,833
Payable to parent	93,931
Deferred federal income taxes	14,900
Total liabilities	119,664
Stockholder's equity	
Common stock, par value $1 per share, 100,000 shares authorized, issued and outstanding	100,000
Additional paid in capital	150,000
Retained earnings	
Restricted--minimum net capital	7,977
Unrestricted	106,272
Total retained earnings	114,249
Total stockholder's equity	364,249
Total Liabilities and Stockholder's Equity	$ 483,913

See accompanying notes.

Auto Club Funds, Inc.
Statement of Income

Year Ended December 31, 2005

Revenues	
Commissions	$ 113,508
Interest	5,577
Unrealized gains on securities	97,163
	216,248
Expenses	
Employee compensation and benefits	130,939
Professional fees	23,837
Fees and licenses	16,236
Occupancy and equipment rental	11,396
Corporate dues	6,065
Postage and supplies	1,708
Other expenses	11,955
	202,136
Income Before Federal Income Taxes	14,112
Federal income tax (benefit)	
Current	(17,800)
Deferred	22,700
	4,900
Net Income	$ 9,212

See accompanying notes.

Auto Club Funds, Inc.
Statement of Cash Flows

Year Ended December 31, 2005

Cash Flows from Operating Activities	
Net income	$ 9,212
Adjustments to reconcile net income to net cash used in operating activities	
Accretion of bond discount	(534)
Provision for deferred income taxes	22,700
Changes in operating assets and liabilities	
Securities owned, net	(92,380)
Accrued investment income	388
Federal income taxes due from parent	(29,156)
Prepaid expenses	1,007
Accounts payable	7,320
Payable to parent	79,271
Net Cash Used in Operating Activities	(2,172)
Cash at January 1, 2005	76,078
Cash at December 31, 2005	$ 73,906
Supplemental Disclosure of Cash Flow Information	
Federal income taxes paid to parent	$ 11,356

See accompanying notes.

Auto Club Funds, Inc.
Statement of Changes in Stockholder's Equity

Year Ended December 31, 2005

	Common Stock	Additional Paid In Capital	Retained Earnings	Total Stockholder's Equity
Balance at January 1, 2005	$ 100,000	$ 150,000	$ 105,037	$ 355,037
Net income			9,212	9,212
Balance at December 31, 2005	$ 100,000	$ 150,000	$ 114,249	$ 364,249

See accompanying notes.

Auto Club Funds, Inc.
Notes to Financial Statements

December 31, 2005

Note A--Organization

Auto Club Funds, Inc. (Funds), a wholly owned subsidiary of Auto Club Insurance Association (the parent company), is registered as a broker-dealer under the Securities Exchange Act of 1934. Funds' transactions as a broker-dealer are limited to the sale of redeemable securities of registered investment companies and variable annuity contracts in the State of Michigan. Funds is subject to regulation, examination and supervision by the National Association of Securities Dealers (NASD).

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future, as more information becomes known which could impact the amounts reported and disclosed herein.

Note B--Significant Accounting Policies

Commissions

Commission income is recognized when received, which does not differ materially from the accrual method.

Related Party Transactions

In the normal course of operations, Funds reimburses The Auto Club Group and its subsidiaries (affiliated companies) (collectively referred to as ACG) and its parent company (Note A) for certain expenses (principally commissions and fees) paid on Funds' behalf. Effective September 1, 2005, Funds entered into an agreement with ACG and its parent to reimburse for direct salaries, employee benefits, and other shared services.

Securities Owned

The fair values for securities are based on quoted market prices, where available. For securities not actively traded, fair values are estimated using values obtained from independent pricing services or are estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investment.

Realized capital gains and losses are determined using the specific identification method. Unrealized gains and losses are shown as a separate line item on the Statement of Income.

The market risk associated with the stock warrants is substantially dependent upon the value of the underlying financial instrument and is affected by market forces such as volatility.

At December 31, 2005, the securities owned are summarized as follows:

	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Marketable				
U.S. Government Agency bond	$ 255,446		$ 240	$ 255,206
NASDAQ common stock	39,000	$ 66,540		105,540
Not Readily Marketable	294,446	66,540	240	360,746
NASDAQ stock warrants	16,800	6,640		23,440
Total	$ 311,246	$ 73,180	$ 240	$ 384,186

Note C--Federal Income Taxes

Funds is included within the consolidated federal income tax return filed by the parent company. Federal income taxes are computed based on Funds' separate taxable income using the parent company's consolidated tax rate. Taxable income differs from book income for items that are treated differently in the tax return and financial statements. Differences relate primarily to the timing of unrealized gains on securities. At December 31, 2005, Funds has net operating loss carryforwards of $32,229, which will begin to expire in 2025. In the consolidated return, Funds' net operating loss is used to offset the parent company's taxable income.

(Continued)

Auto Club Funds, Inc.
Notes to Financial Statements

December 31, 2005

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of Funds' deferred tax asset and liabilities at December 31, 2005 are as follows:

Deferred tax asset	
Net operating loss carryforward	$ 11,280
Deferred tax liabilities	
Unrealized gains on securities	25,530
Pension expense	550
Accrued bond discount	80
Other	20
Total deferred tax liabilities	26,180
Net deferred tax liability	$ (14,900)

Note D--Net Capital Requirements

Funds is required to maintain the greater of 6-2/3% of aggregate indebtedness or $5,000 as a minimum net capital as defined under Rule 15c3-1 of the Securities Exchange Act of 1934. The minimum net capital requirement at December 31, 2005 is $7,977.

Note E--NASD Examination

During the NASD's routine examination of Funds, the NASD noted deficiencies in Funds' Anti-Money Laundering Program including a delay in the implementation and the absence of timely formal approval by senior management. From an operational perspective, Funds does not accept cash from its customers, as its broker-dealer transactions are limited to the sale of registered investment companies and variable annuity contracts. However, Funds is required to comply with NASD policies and procedures. During 2005, Funds paid a $10,000 fine related to this matter.

Auto Club Funds, Inc.
Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2005

Computation of Net Capital	
Total stockholder's equity (from Statement of Financial Condition)	$ 364,249
Less:	
Nonallowable assets	23,943
Haircut deduction	19,491
Net Capital	$ 320,815
Total aggregate indebtedness from Statement of Financial Condition	$ 119,664
Computation of Basic Net Capital Requirements	
Net capital requirement (the greater of 6-2/3% of aggregate indebtedness or $5,000)	$ 7,977
Excess net capital	$ 312,838
Percent of aggregate indebtedness to net capital	37.3%
Percent of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	N/A

Auto Club Funds, Inc.
Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3

December 31, 2005

Funds is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k) (1) thereof.

Auto Club Funds, Inc.
Information Relating to the Possession or Control
Requirements Under Rule 15c3-3

December 31, 2005

Funds is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k) (1) thereof.

Auto Club Funds, Inc.
Reconciliation of Computation of Net Capital
Pursuant to Rule 17a-5(d)(4)

December 31, 2005

There were no material differences between the Computation of Net Capital under Rule 15c3-1 included in this report and the computations included in Funds' corresponding unaudited Form x-17a-5 Part IIA filing as of December 31, 2005.

ERNST & YOUNG

Ernst & Young LLP
Suite 1700
500 Woodward Avenue
Detroit, Michigan 48226-5495

Phone: (313) 628-7100
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5

Board of Directors and Stockholder
Auto Club Funds, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Auto Club Funds, Inc. (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, stockholder, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 2, 2006